EXHIBIT 21.1

Significant Subsidiaries of the Registrant

The following are significant subsidiaries of Cirrus Logic, Inc. as of March 30, 2019 and the jurisdictions in which they are organized. Indentation indicates the principal parent of each subsidiary. The names of particular subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute, as of the end of the year covered by this report, a “significant subsidiary” as that term is defined in Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934.

Name	Jurisdiction of Entity

Cirrus Logic UK International Holding Co., Ltd.	United Kingdom
Cirrus Logic International Semiconductor Ltd.	United Kingdom
Cirrus Logic International Holdings Ltd.	United Kingdom
Cirrus Logic International (UK) Ltd.	United Kingdom